August 3, 2021

Via EDGAR and Email
Christopher Dunham, Esq. (dunhamc@sec.gov)
Division of Corporation Finance
Office of Real Estate & ConstructionSecurities
and Exchange Commission
Washington, D.C. 20549

Re:	Elevate.Money REIT I, Inc. (the “Company”) Offering Statement on Form 1-A Post Qualification Amendment No. 3 Filed August 3, 2021 File No. 024-11284

Dear Mr. Dunham:

On hehalf of the Company, we are responding to your comment letter dated August 3, 2021 to the Company’s, Offering Statement on Form 1-A filed July 27, 2021 (“Offering Statement”).

Your numbered comments and our corresponding responses are set forth below.

General

1. We note your revisions in response to comment 2, including that you have "only been required to pay" the escrow administration fee to date. Please clarify whether any other escrow fees have been earned or waived. Please also disclose which, if any, distribution fees are capped at $5,000, as we note your Offering Circular Supplement filed March 11, 2021 disclosed "a distribution fee (not to exceed $5,000)." Alternatively, please explain this apparent discrepancy. Please also file the escrow agreement outlining these escrow fees. Refer to Item 17.8 of Part III of Form 1-A for guidance.

Response: The Offering Circular has been revised to disclose that $100 of escrow fees will be paid when the $44,950 aggregate gross offering proceeds that are being held in escrow are released to the Company. The Offering Circular has also been revised to disclose the the Escrow Agreement provides that “Services in addition to and not contemplated in this Escrow Agreement, including, but not limited to, document amendments and revisions, non-standard cash and/or investment transactions, calculations, notices and reports, and legal fees, will be billed as extraordinary expenses and capped at $5,000.” No such fees have been paid to date and the Escrow Agreement has been filed as Exhibit 1.2 to the Offering Statement.

2. We note your disclosure of $44,950 aggregate gross offering proceeds to date. Please disclose all material facts concerning these transactions, including the manner of sale and the approximate dollar value of transactions with related persons. Refer to Item 404(d) and Instruction to Item 404(a) of Regulation S-K for guidance.

Response: The Offering Circular has been revised to disclose that the $44,950 aggregate gross offering proceeds received to date, which remain in escrow, were received through numerous sales testing of the Company’s fintech sales platform. Of that amount $36,300 was paid by Harold Hofer, the Company’s chief executive officer, and the balance was paid by various investors in the Company’s advisor, Elevate Wealth, LLC, in amounts ranging from $50 to $1,000.

On behalf of the Company, qualification of the Offering Statement is requested at your earliest convenience. Thank you for your assistance with regard to this filing and please do not hessitate to contact the undersigned with regard to any questions you might have or requests for additional information.

Sincerely,

Corporate Law Solutions, PC

By:	/s/ GREGORY W. PRESTON
Gregory W. Preston, Esq.
Managing Director

cc: Harold Hofer